     As filed with the Securities and Exchange Commission on July 19 2002.

                                                          Registration No.  333-

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM S-8
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              DECODE GENETICS, INC.
             (Exact name of registrant as specified in its charter)


           DELAWARE                                     04-3326704
 (State or other jurisdiction                        (I.R.S. Employer
of incorporation or organization)                   Identification No.)


                                  STURLUGATA 8
                               REYKJAVIK, ICELAND
          (Address, including zip code, of principal executive offices)

                     1996 EQUITY INCENTIVE PLAN, AS AMENDED
                            (Full title of the plan)

             KARI STEFANSSON, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              DECODE GENETICS, INC.
                                  STURLUGATA 8
                               REYKJAVIK, ICELAND
                                 + 354-570-1900
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies To:
                             MARSHA E. NOVICK, ESQ.
                   SMITH, STRATTON, WISE, HEHER & BRENNAN, LLP
                              600 COLLEGE ROAD EAST
                           PRINCETON, NEW JERSEY 08540


                         CALCULATION OF REGISTRATION FEE

                                    Amount                Proposed Maximum      Proposed Maximum
  Title of Each Class of            to be                 Offering Price        Aggregate               Amount of
Securities to be Registered         Registered(1)         Per Share(2)          Offering Price          Registration Fee
---------------------------         ------------          ----------------      ----------------        ----------------
Common stock, $.001 par value        1,418,375               $3.38                 $4,794,107.50           $441.06

(1) Together with an indeterminate number of additional shares which may be issued pursuant to the 1996 Equity Incentive Plan, as amended, as a result of stock splits, stock dividends or similar transactions in accordance with Rule 416.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h)(1) of the Securities Act of 1933, as amended, based upon the average of the high and low prices as reported on the Nasdaq National Market on July 15, 2002.

                                EXPLANATORY NOTE

      On March 14, 2001, deCODE genetics, Inc. ("deCODE") filed a registration statement on Form S-8 (SEC No. 333-56996) (the "Initial Registration Statement") with the Securities and Exchange Commission ("SEC") to register 1,871,000 shares of common stock, par value $.001 per share, of deCODE that may be issued and sold under deCODE's 1996 Equity Incentive Plan, as amended (the "Plan"), and 1,321,974 shares that were issued and sold under the Plan and as to which the Initial Registration Statement included a reoffer prospectus.

      On June 15, 2001, deCODE's stockholders approved an amendment to the Plan increasing the number of shares available for issuance under the Plan by 1,000,000 shares. This registration statement on Form S-8 is being filed in order to register an additional (i) 1,000,000 shares of common stock that may be issued and sold, and (ii) 418,375 shares that were issued and sold, under the Plan. Pursuant to General Instruction E to Form S-8, the Initial Registration Statement is incorporated herein by reference, except as otherwise updated or modified by this registration statement

      Pursuant to Instruction C of the General Instructions to Form S-8, the reoffer prospectus contained herein has been prepared in accordance with the requirements of Part I of Form S-3 and may be used for reoffers or resales of 418,375 shares of our common stock by the selling stockholders named in the reoffer prospectus.

                               REOFFER PROSPECTUS

                         418,375 SHARES OF COMMON STOCK

                              DECODE GENETICS, INC.


      This reoffer prospectus relates to the proposed sale from time to time by selling stockholders of shares of common stock of deCODE genetics, Inc. ("deCODE"). The selling stockholders acquired the shares covered by this reoffer prospectus through their exercise of stock options granted to them under our 1996 Equity Incentive Plan, as amended (the "Plan").

      The selling stockholders may sell their shares directly or indirectly in one or more transactions on The Nasdaq Stock Market, Nasdaq Europe or any other market on which our common stock is traded, in privately negotiated transactions, or through a combination of such methods. These sales may be at fixed prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with such sales, the selling stockholders and any participating broker, dealer or agent may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts or commissions they receive and the profit on any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. We will not receive any proceeds from sales of the shares by the selling stockholders.

      Our common stock is quoted on the Nasdaq National Market and Nasdaq Europe under the symbol "DCGN." On July 18, 2002, the closing price of a share of our common stock on the Nasdaq National Market was $3.21 per share.


      INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.


      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS REOFFER PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


             The date of this reoffer prospectus is July 19, 2002.

                                TABLE OF CONTENTS


                                                                       Page

deCODE genetics...................................................      3
Risk Factors......................................................      3
Use of Proceeds...................................................     13
Selling Stockholders..............................................     14
Plan of Distribution..............................................     15
Where You Can Find More Information...............................     15
Incorporation of Certain Documents by Reference...................     16


      You should rely only on the information contained in this reoffer prospectus or any supplement. We have not authorized anyone to provide you with information different from that which is contained in or incorporated by reference to this reoffer prospectus. The selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this reoffer prospectus is accurate only as of the date of this reoffer prospectus, regardless of the time of delivery of this reoffer prospectus or of any sale of the common stock.

                   NOTE REGARDING FORWARD LOOKING STATEMENTS

      This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "should," "could," "may," "intend," "expect," "plan," "predict," "potential," or "continue" or similar expressions identify certain of such forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors." These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth herein may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirely by the cautionary statements set forth herein. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                 deCODE GENETICS

      deCODE is a genomics and health informatics company which is developing products and services for the healthcare industry. We use our comprehensive population data and proprietary data-mining tools to identify and analyze the genetic factors involved in common diseases.

       Our approach to the discovery of knowledge about the nature of health and disease brings together three key types of anonymized data on the Icelandic population: public-domain genealogical data, and genotypic and clinical data gathered from volunteer participants in our gene research programs.

       Our three avenues of commercialization are as follows:

            - Discovery Services, with a focus on the development of diagnostic and therapeutic products and pharmacogenomic services;

            - Database Services, which includes the development and marketing of the Clinical Genome Miner(TM), a computer based discovery system that allows users to perform real-time analysis to study the association between variation in human genes and human disease, and the development of the deCODE Combined Data Processing system, a tool which, subject to ongoing compliance with regulatory requirements, will cross-reference genealogical records, data from the Icelandic Health Sector Database and genotypes of consenting participants; and

            - Informatics, which consists of bioinformatics, which is the gathering, management and analysis of large amounts of biological data, and healthcare informatics, which includes medical decision-support systems and privacy products.

      Our collaborative partners include F.Hoffmann-La Roche, Roche Diagnostics, Affymetrix, Genmab, Medarex, Pharmacia and Applied Biosystems Group.

      In this prospectus, references to "we" or "us" refer to deCODE genetics, Inc. and our wholly-owned subsidiaries, Islensk erfoagreining ehf. and MediChem Life Sciences Inc. and their wholly-owned subsidiaries.

      deCode was incorporated in Delaware in 1996. Our principal office is located at Sturlugata 8, Reykjavik, Iceland and our telephone number is +354-570-1900.

                                  RISK FACTORS

      You should carefully consider the following risks before making an investment decision. You should carefully consider these risk factors, together with all of the other information contained or incorporated by reference in this prospectus, before you decide to purchase our common shares. These factors could cause our future results to differ materially from those expressed or implied in forward-looking statements made by us. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business. The trading price of our common shares could decline due to any of these risks, and you may lose all or part of your investment.

deCODE MAY NOT SUCCESSFULLY DEVELOP OR DERIVE REVENUES FROM ANY PRODUCTS OR SERVICES.

DISCOVERY SERVICES

      deCODE is still in the early stages of its gene discovery programs. deCODE uses its technology and research capabilities primarily to identify genes or gene fragments that are responsible for certain diseases, indicate the presence of certain diseases or cause or predispose individuals to certain complex diseases. Although deCODE has identified some genes that it believes are likely to cause certain diseases, deCODE may not be correct and may not be successful in identifying any other similar genes. Many experts believe that some of the diseases deCODE is targeting are caused by both genetic and environmental factors. Even if deCODE identifies specific genes that are partly responsible for causing diseases, any gene-based therapeutic or diagnostic products may not detect, prevent or cure a particular disease. Accordingly, even if deCODE is successful in identifying specific genes, its discoveries may not lead to the development of commercial products.

      In March 2002, deCODE acquired MediChem Life Sciences Inc., or MediChem, with the expectation that the combination of deCODE's unique population genomics approach to identifying novel targets in major therapeutic areas with MediChem's high-throughput integrated chemistry platform would facilitate drug discovery and development. Realization of this expectation and development and commercialization of potential drug candidates will depend not only on deCODE's successful integration of MediChem's business and the achievement of research objectives by MediChem and its collaborators, but also on each of MediChem's client's own financial, competitive, marketing and strategic considerations, all of which are beyond deCODE's control.

      Any pharmaceutical products that deCODE or its collaborators are able to develop will fail to produce revenues unless deCODE:

      -  establishes that they are safe and effective;

      -  successfully competes with other technologies and products;

      -  ensures that they do not infringe on the proprietary rights of others;

      - establishes that they can be manufactured in sufficient quantities at reasonable costs; and

      -  can market them successfully.

      deCODE may not be able to meet these conditions. deCODE expects that it will be years, if ever, before it will recognize revenue from the development of therapeutic or diagnostic products.

DATABASE SERVICES

      deCODE received a license to create and operate the Icelandic Health Sector Database, or the Database License, in January 2000, and deCODE is still in the early stages of developing this database and the deCODE Combined Data Processing system, a tool which, subject to ongoing compliance with regulatory requirements, will cross-reference genealogical records, data from the Icelandic Health Sector Database and genotypes of consenting participants. deCODE expects it will be several years before it fully develops the deCODE Combined Data Processing system. deCODE expects to devote substantial resources to the development of these systems and their components for the foreseeable future.

      Database Services include the Clinical Genome Miner which contains tools to discover or validate disease linked genes based on non-personally identifiable genotypic, genealogical and phenotypic data. deCODE cannot be sure that marketing the Clinical Genome Miner will lead to collaborations with potential clients nor that the deCODE Combined Data Processing system will result in marketable products or services. Although deCODE's intended method for cross-referencing genealogical, genotypic and healthcare data is central to the development of the deCODE Combined Data Processing system, it is unproven.

      The success of deCODE's database services depends on its ability to:

      - create database and cross reference software that is free from design defects or errors;

      -  obtain the cooperation of the Icelandic healthcare system;

      - obtain blood samples from Icelanders and their consent to use their genotypic data;

      - effectively use the information derived from the deCODE Combined Data Processing system in disease management, analysis of drug response, gene discovery and drug target validation; and

      - develop marketing and pricing methods that the intended users of the deCODE Combined Data Processing system will accept.

      deCODE's development of the Icelandic Health Sector Database will be impaired if individual Icelanders refuse to allow information from their medical records to be included in the Icelandic Health Sector Database. As of

March 31, 2002, approximately 7% of the population has exercised their rights to exclude their medical records from the database. Because only a small portion of the Icelandic population may carry certain mutations, the unwillingness of even a small portion of the population to participate in deCODE's programs could diminish its ability to develop and market information based on the use of genotypic data. If deCODE fails to successfully commercialize its database services, it will not realize revenues from this part of its business.

HEALTHCARE INFORMATICS

      Only deCODE has tested most of its informatics products. These products may not meet the needs of potential customers. deCODE has generated little revenues from sales or licenses of informatics products. deCODE cannot assure you that it can successfully develop or commercialize, or that there will be a market for, its informatics products.

IF THE COSTS ASSOCIATED WITH THE MEDICHEM ACQUISITION EXCEED THE BENEFITS, deCODE MAY EXPERIENCE ADVERSE FINANCIAL RESULTS, INCLUDING INCREASED LOSSES.

      deCODE will incur consolidation and integration expenses which it cannot accurately estimate at this time. Actual integration costs may substantially exceed deCODE's current estimates and may affect its financial condition and operating results negatively. If the benefits of the acquisition do not exceed the costs associated with the acquisition, deCODE's financial results could be adversely affected, including increased losses.


IF deCODE CONTINUES TO INCUR OPERATING LOSSES LONGER THAN ANTICIPATED, OR IN AMOUNTS GREATER THAN ANTICIPATED, IT MAY BE UNABLE TO CONTINUE ITS OPERATIONS.

deCODE incurred a net loss of $11 million for the three months ended March 31, 2002 and has an accumulated deficit of $170 million at March 31, 2002. deCODE has never generated a profit and it has not generated revenues except for payments received in connection with its research and development collaborations with Roche, other recent collaborations and interest revenues. deCODE must increase its expenditures substantially over the next several years to develop its technologies and its internal research programs and to prepare the Clinical Genome Miner Service, the Icelandic Health Sector Database, the deCODE Combined Data Processing system and informatics. In addition, the integration of MediChem has and will continue to impact our results of operations and our financial position. With MediChem, our revenues will increase but our operating expenses and likely our net losses will also increase. In addition, we expect to fund the working capital needs and operating activities of MediChem in the near term. The extent to which MediChem will ultimately impact our results of operations and financial condition is largely dependant upon how quickly and in what proportion MediChem's capacity is brought to bear on our in-house programs and how much of their existing contract services business is maintained and developed. As a result, deCODE expects to incur operating losses for several years. If the time required to generate product revenues and achieve profitability is longer than deCODE currently anticipates or the level of operating losses is greater than deCODE currently anticipates, deCODE may not be able to continue its operations.

IF deCODE'S ASSUMPTION ABOUT THE ROLE OF GENES IN DISEASE IS WRONG, IT MAY NOT BE ABLE TO DEVELOP USEFUL PRODUCTS.

      The products deCODE hopes to develop involve new and unproven approaches. They are based on the assumption that information about genes may help scientists to better understand complex disease processes. Scientists generally have a limited understanding of the role of genes in diseases, and few products based on gene discoveries have been developed. Of the products that exist, all are diagnostic products. To date, deCODE knows of no therapeutic products based on disease gene discoveries. If deCODE's assumption about the role of genes in the disease process is wrong, its gene discovery programs may not result in products, the genetic data included in its database and informatics products may not be useful to its customers and those products may lose any competitive advantage.

IF deCODE IS NOT ABLE TO OBTAIN SUFFICIENT ADDITIONAL FUNDING TO MEET ITS EXPANDING CAPITAL REQUIREMENTS, deCODE MAY BE FORCED TO REDUCE OR TERMINATE ITS RESEARCH PROGRAMS AND PRODUCT DEVELOPMENT.

      deCODE has spent substantial amounts of cash to fund its research and development activities and expects to spend substantially more over the next several years for research and development activities. deCODE expects to use cash to continue its research and development activities, develop the Clinical Genome Miner, construct the Icelandic Health Sector Database and the deCODE genetics, Inc. Combined Data Processing system, collect the genotype data, develop healthcare informatics products and conduct drug discovery and development activities. Many factors will influence its future capital needs, including:

      - the number, breadth and progress of its discovery and research programs;

      -  its ability to attract customers;

      - its ability to commercialize its discoveries and the resources it devotes to commercialization;

      - the amount it spends to enforce patent claims and other intellectual property rights; and

      -  the costs and timing of regulatory approvals.

      deCODE intends to rely on Roche and other existing and future collaborators for significant funding of its research efforts. In addition, deCODE may seek additional funding through public or private equity offerings and debt financings. deCODE may not be able to obtain additional financing when it needs it or the financing may not be on terms favorable to deCODE or its stockholders. Stockholders' ownership will be diluted if deCODE raises additional capital by issuing equity securities.

      If deCODE raises additional funds through collaborations and licensing arrangements, it may have to relinquish rights to some of its technologies or product candidates, or grant licenses on unfavorable terms. If adequate funds are not available, deCODE would have to scale back or terminate its discovery and research programs and product development.

deCODE MAY NOT BE ABLE TO FORM AND MAINTAIN THE COLLABORATIVE RELATIONSHIPS THAT ITS BUSINESS STRATEGY REQUIRES AND THE RELATIONSHIPS MAY LEAD TO DISPUTES OVER TECHNOLOGY RIGHTS.

      deCODE must form research collaborations and licensing arrangements with several partners at the same time to operate its business strategy. deCODE currently has only six substantial collaborative relationships, including two with Roche. To succeed, deCODE will have to maintain these relationships and establish additional collaborations. deCODE cannot be sure that it will be able to establish the additional research collaborations or licensing arrangements necessary to develop and commercialize products using its technology or that it can do so on terms favorable to deCODE. If deCODE's collaborations are not successful or deCODE is not able to manage multiple collaborations successfully, its programs will suffer. If deCODE increases the number of collaborations, it will become more difficult to manage the various collaborations successfully and the potential for conflicts among the collaborators will increase.

DEPENDENCE ON COLLABORATIVE RELATIONSHIPS MAY LEAD TO DELAYS IN PRODUCT DEVELOPMENT AND DISPUTES OVER RIGHTS TO TECHNOLOGY.

      deCODE is dependent on collaborators for the pre-clinical study and clinical development of therapeutic and diagnostic products and for regulatory approval, manufacturing and marketing of any products that result from its technology. deCODE's agreements with collaborators typically allow them significant discretion in electing whether to pursue such activities. deCODE cannot control the amount and timing of resources collaborators will devote to its programs or potential products.

AGREEMENTS WITH COLLABORATORS MAY HAVE THE EFFECT OF LIMITING THE AREAS OF RESEARCH THAT deCODE MAY PURSUE EITHER ALONE OR WITH OTHERS.

      deCODE's arrangements may place responsibility for key aspects of information technology product development and marketing on its collaborative partners. If deCODE's collaborators fail to perform their obligations, deCODE's information technology products could contain erroneous data, design defects, viruses or software defects that are difficult to detect and correct and may adversely affect its revenues and the market acceptance of its products. deCODE's collaborators may stop supporting its products or providing services to it if they develop or obtain rights to competing products. Disputes may arise in the future over the ownership of rights to any technology developed with collaborators. These and other possible disagreements between deCODE's collaborators and deCODE could lead to delays in the collaborative research, development or commercialization of products. Such disagreements could also result in litigation or require arbitration to resolve.

deCODE'S CURRENT FACILITIES AND STAFF ARE INADEQUATE FOR COMMERCIAL PRODUCTION AND DISTRIBUTION OF PRODUCTS.

      If deCODE chooses in the future to engage directly in the development, manufacturing and marketing of certain products, it will require substantial additional funds, personnel and production facilities.

BECAUSE REVENUES ARE CONCENTRATED, THE LOSS OF A SIGNIFICANT CUSTOMER WOULD HARM deCODE'S BUSINESS.

      Historically, a substantial portion of deCODE's and MediChem's revenue has been derived from contracts with a limited number of significant customers. deCODE's largest customer, Roche, accounted for approximately 80% of its consolidated revenue in 2001. MediChem's ten largest customers accounted for approximately 71% of its total contract revenues in 2001. The loss of any significant customer would significantly lower deCODE's revenues and affect deCODE's progression to profitability.

deCODE'S RELIANCE ON THE ICELANDIC POPULATION MAY LIMIT THE APPLICABILITY OF ITS DISCOVERIES TO CERTAIN POPULATIONS

      The genetic make-up and prevalence of disease generally varies across populations around the world. Common complex diseases generally occur with a similar frequency in Iceland and other western countries. However, the populations of other western nations may be genetically predisposed to certain diseases because of mutations not present in the Icelandic population. As a result, deCODE and its partners may be unable to develop diagnostic and therapeutic products that are effective on all or a portion of the people with such diseases. Any difference between the Icelandic population and other populations may have an effect on the usefulness of the Icelandic Health Sector Database and the Clinical Genome Miner in studying populations outside of Iceland. For deCODE's business to succeed, it must be able to apply discoveries that it makes on the basis of the Icelandic population to other markets.

deCODE'S CREATION AND OPERATION OF THE ICELANDIC HEALTH SECTOR DATABASE DEPENDS ON ITS DATABASE LICENSE FROM THE ICELANDIC GOVERNMENT AND IS SUBJECT TO SUPERVISION AND REGULATION, WHICH MAY MAKE ITS DEVELOPMENT OF DATABASE PRODUCTS MORE EXPENSIVE AND TIME-CONSUMING THAN deCODE ANTICIPATES

      deCODE's construction and use of the Icelandic Health Sector Database is subject to the stipulations of the Database License. The Database License was granted to deCODE by the Ministry of Health and Social Security of Iceland, or the Health Ministry, pursuant to the Act on the Health Sector Database, no. 139/1998, or the Database Act. The Database License permits the processing of healthcare data from healthcare records and other relevant data into the Icelandic Health Sector Database. deCODE's data collection and use activities will be supervised by the Icelandic Health Sector Database Monitoring Committee, the Data Protection Authority of Iceland and an Interdisciplinary Ethics Committee. In addition, the Icelandic Bioethics Committee will review deCODE's operation of the database. Due to this oversight, deCODE is subject to the following additional risks:

      - the Health Ministry may withdraw the Database License in the event that deCODE violates the terms and conditions of the Database License, the Database Act or its rules;

      - the Icelandic parliament may amend the Database Act in ways which would adversely affect deCODE's ability to develop or market the database;

      - there is no precedent interpreting the Database Act or the rules on which deCODE can rely, which may delay regulatory approval and greatly affect the creation and marketing of the Icelandic Health Sector Database;

      - deCODE may fail to comply with existing data confidentiality requirements of the Database Act or the Database License, resulting in a loss of the Database License;

      - the Data Protection Authority may modify or impose additional technical requirements covering areas such as data encryption and privacy protection and may require greater technical capabilities than deCODE currently has or able to procure at reasonable cost to deCODE; and

      - the Interdisciplinary Ethics Committee may withdraw permission for any type of research program in the Icelandic Health Sector Database not conducted in accordance with international rules of bioethics.

      Compliance with these requirements can be expensive and time-consuming and may delay or increase the cost of development of the Icelandic Health Sector Database and the deCODE Combined Data Processing system and may limit their usefulness, which may negatively influence the commercial potential of the Processing System. Iceland is subject to both European Free Trade Association and European Union competition and public procurement rules. If it is determined that the Database Act or the Database License breaches such rules, the Database License could be revoked or diluted.

      Even if deCODE is able to successfully create and market the Icelandic Health Sector Database and the deCODE Combined Data Processing system, the Database License will expire in January 2012. There is no assurance that deCODE will obtain further access rights on favorable terms, if at all.

IF deCODE FAILS TO PROTECT CONFIDENTIAL DATA ADEQUATELY, IT COULD INCUR LIABILITY OR LOSE ITS DATABASE LICENSE.

      deCODE is required, under the Database Act and the Database License, to encrypt all patient data and to take other actions to ensure the confidentiality of data included in the Icelandic Health Sector Database and to restrict access to it. deCODE must develop the Icelandic Health Sector Database in accordance with the terms regarding technology, security and organizational established by the Data Protection Authority of Iceland. The Database Protection Authority may periodically review and amend such terms in light of new technology or change of circumstances. The customers for deCODE's products also may impose additional confidentiality requirements. deCODE may accidentally disclose confidential data as a result of technical failures or human error by its employees or those of its customers or collaborators. Any failure to comply fully with all confidentiality requirements could lead to liability for damages incurred by individuals whose privacy is violated, the loss of the Database License, the loss of its customers and reputation and the loss of the goodwill and cooperation of the Icelandic population, including healthcare professionals, which could materially adversely affect all other deCODE projects conducted in Iceland.

IF deCODE IS NOT ABLE TO ENTER INTO AGREEMENTS WITH MORE ICELANDIC HEALTH INSTITUTIONS IN ORDER TO COLLECT DATA, deCODE WILL NOT BE ABLE TO CONSTRUCT AND OPERATE THE ICELANDIC HEALTH SECTOR DATABASE.

      deCODE is required by the Database License to enter into agreements with Icelandic health institutions and self-employed health service professionals regarding access to and the processing of information from medical records. To date, deCODE has only entered into agreements with 26 Icelandic health institutions. deCODE cannot be certain that it will enter into agreements with enough additional health institutions or on terms favorable to it. deCODE's inability to enter into additional agreements on favorable terms or in a timely manner could have material adverse effect on its ability to construct and operate the Icelandic Health Sector Database.

ETHICAL CONCERNS MAY LIMIT deCODE'S ABILITY TO DEVELOP AND USE THE ICELANDIC HEALTH SECTOR DATABASE AND THE deCODE COMBINED DATA PROCESSING SYSTEM AND MAY LEAD TO LITIGATION AGAINST deCODE OR THE ICELANDIC GOVERNMENT.

      The Icelandic parliament's passage of the Database Act and the Health Ministry's granting of the Database License have raised ethical concerns in Iceland and internationally. These concerns may lead to litigation in U.S., Icelandic or other national or international courts (for example, on the basis of an alleged breach of the patient-doctor confidentiality, constitutional privacy issues, international conventions dealing with protection of privacy issues or human rights conventions). In February 2000, an Icelandic organization known as Mannvernd, or The Association of Icelanders for Ethics in Science and Medicine, and a group of physicians and other citizens issued a press release announcing their intention to file lawsuits against the State of Iceland and any other relevant parties, including deCODE, to test the constitutionality of the Database Act. According to the press release, the lawsuit will allege human rights violations and challenge the validity of provisions of the Database Act. To date no such suit has been brought against deCODE. One lawsuit has been brought in Icelandic courts against the Directorate of Public Health in Iceland challenging the constitutionality of the Database Act. In the event that the Icelandic State by a final judgment is found to be liable or subject to payment to any third party as a result of the passage of legislation on the Icelandic Health Sector Database and/or the issuance of the Database License, deCODE's agreement with the Health Ministry requires deCODE to indemnify the Icelandic State against all damages and costs incurred in connection with such litigation. In addition, the pendency of such litigation could lead to delay in the development of the Icelandic Health Sector Database and the deCODE Combined Data Processing system, and an unfavorable outcome could prevent deCODE from developing and operating the Icelandic Health Sector Database and the deCODE genetics, Inc. Combined Data Processing system.

deCODE HAS AGREED TO INDEMNIFY AND HOLD HARMLESS THE ICELANDIC GOVERNMENT, WHICH MAY CAUSE deCODE TO INCUR DAMAGES AND MAY LIMIT ITS RIGHT TO TAKE CERTAIN LEGAL ACTIONS AGAINST THE GOVERNMENT.

      deCODE is subject to a very extensive indemnity clause in its agreement with the Health Ministry, pursuant to which deCODE has agreed:

      - not to make any claim against the government if the Database Act or the Database License is amended as a result of the Database Act or rules relating to the Icelandic Health Sector Database are found to be inconsistent with the rules of the European Economic Area, or other international rules and agreements to which Iceland is or becomes a party;

      - that if the Icelandic State, by a final judgment, is found to be liable or subject to payment to any third party as a result of the passage of the Database Act and/or issuance of the Database License, deCODE will indemnify the state against all damages and costs in connection with the litigation; and

      - to compensate any third parties with whom the Icelandic government negotiates a settlement of liability claims arising from the Database Act and/or the issuance of the Database License, provided that the Icelandic government demonstrates that it was justified in agreeing to make payments pursuant to the settlement.

CONCERNS REGARDING THE USE OF GENETIC TESTING RESULTS MAY LIMIT THE COMMERCIAL VIABILITY OF ANY PRODUCTS deCODE DEVELOPS.

      Other companies have developed genetic predisposition tests that have raised ethical concerns. It is possible that employers or others could discriminate against people who have a genetic predisposition to certain diseases. Concern regarding possible discrimination may result in governmental authorities enacting restrictions or bans on the use of all, or certain types of, genetic testing. Similarly, such concerns may lead individuals to refuse to use genetic tests even if permissible. These factors may limit the market for, and therefore the commercial viability of, products that deCODE's collaborators and deCODE genetics, Inc. develops.

deCODE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH OTHER COMPANIES AND GOVERNMENT AGENCIES IN THE DEVELOPMENT AND MARKETING OF PRODUCTS AND SERVICES.

      A number of companies are attempting to rapidly identify and patent genes that cause diseases or an increased susceptibility to diseases. Competition in this field and deCODE's other areas of business, including database services, healthcare informatics and drug discovery and development, is intense and is expected to increase. deCODE has numerous competitors, including major pharmaceutical and diagnostic companies, specialized biotechnology firms, universities and other research institutions, the United States-funded Human Genome Project and other government-sponsored entities and companies providing healthcare information products. deCODE's collaborators, including Roche, may also compete with deCODE. Many of deCODE's competitors have considerably greater capital resources, research and development staffs and facilities, and technical and other resources than deCODE does, which may allow them to discover important genes before deCODE does. deCODE believes that a number of its competitors are developing competing products and services that may be commercially successful and that are further advanced in development than its potential products and services. To succeed, deCODE, together with its collaborators, must discover disease-predisposing genes, characterize their functions, develop genetic tests or therapeutic products and related information services based on such discoveries, obtain regulatory and other approvals, and launch such services or products before competitors. Even if deCODE's collaborators or deCODE is successful in developing effective products or services, deCODE's products and services may not successfully compete with those of its competitors. deCODE's competitors may succeed in developing and marketing products and services that are more effective than deCODE's or that are marketed before deCODE's.

      Competitors have established, and in the future may establish, patent positions with respect to gene sequences related to deCODE's research projects. Such patent positions or the public availability of gene sequences comprising substantial portions of the human genome could decrease the potential value of deCODE's research projects and make it more difficult for deCODE to compete. deCODE may also face competition from other entities in gaining access to DNA samples used for research and development purposes.

      deCODE expects competition to intensify as technical advances are made and become more widely known. deCODE's future success will depend in large part on maintaining a competitive position in the genomics field. Others' or deCODE's rapid technological development may result in products or technologies becoming obsolete before deCODE recovers the expenses it incurs in developing them. Less expensive or more effective technologies could make future products obsolete. deCODE cannot be certain that it will be able to make the necessary enhancements to any products it develops to compete successfully with newly emerging technologies.

OTHERS MAY CLAIM INTELLECTUAL PROPERTY RIGHTS TO DECODE'S GENEALOGY DATABASE, WHICH COULD PREVENT deCODE FROM USING SOME OR ALL OF ITS DATABASE AND IMPAIR ITS ABILITY TO DERIVE REVENUES FROM ITS DATABASE AND GENE DISCOVERY SERVICES.

      There are other firms and agencies that have prepared, or are currently preparing, genealogy databases similar to the one deCODE has developed. If any parties claim that any of deCODE's databases infringes on their intellectual property rights, deCODE would have to defend against their claim, cease using the infringing property or pay them for the use of the infringing property. Two parties have filed a copyright infringement suit against deCODE in Iceland. They claim to hold copyrights to approximately 100 Icelandic genealogy books and claim that deCODE has used data from these books in the creation of its genealogy database, in violation of their rights. The claimants seek to prevent deCODE's use of its genealogy database. They also seek monetary damages in the amount of approximately 616 million Icelandic kronas (approximately $7.2 million, based on the exchange rate of 86 kronas to $1.00 as of June 30, 2002). deCODE believes that this suit is without merit and intends to defend it vigorously, but if it were successful it could have a material adverse effect on deCODE's database and gene discovery services.

deCODE MAY NOT BE ABLE TO PROTECT THE PROPRIETARY RIGHTS THAT ARE CRITICAL TO ITS SUCCESS.

      deCODE's success will depend on its ability to protect its genealogy database and genotypic data and any other proprietary databases that it develops and its proprietary software and other proprietary methods and technologies. Despite deCODE's efforts to protect its proprietary rights, unauthorized parties may be able to obtain and use information that deCODE regards as proprietary. deCODE's commercial success will depend in part on obtaining patent protection. The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including deCODE's, are generally uncertain and involve complex legal and factual considerations. deCODE cannot be sure that any of its pending patent applications will result in issued patents, that it will develop additional proprietary technologies that are patentable, that any patents issued to deCODE genetics, Inc. or deCODE's partners will provide a basis for commercially viable products, will provide deCODE with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on deCODE's ability to do business.

      In addition, patent law relating to the scope of claims in the area of genetics and gene discovery is still evolving. There is substantial uncertainty regarding the patentability of genes or gene fragments without known functions. The laws of some European countries provide that genes and gene fragments may not be patented. The Commission of the EU has passed a directive that prevents the patenting of genes in their natural state. The U.S. Patent and Trademark Office initially rejected a patent application by the National Institutes of Health on partial genes. Accordingly, the degree of future protection for deCODE's proprietary rights is uncertain and, deCODE cannot predict the breadth of claims allowed in any patents issued to it to others. deCODE could also incur substantial costs in litigation if it is required to defend itself in patent suits brought by third parties or if it initiates such suits.

      Others may have filed and in the future are likely to file patent applications covering genes or gene products that are similar or identical to deCODE's products. deCODE cannot be certain that its patent applications will have priority over any patent applications of others. The mere issuance of a patent does not guarantee that it is valid or enforceable; thus even if deCODE is holding or is granted patents it cannot be sure that they would be valid and enforceable against third parties. Further, a patent does not provide the patent holder with freedom to operate in a way that infringes the patent rights of others. Any legal action against deCODE or its partners claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting deCODE to potential liability for damages, require deCODE or its partners to obtain a license in order to continue to manufacture or market the affected products and processes. There can be no assurance that its partners or deCODE would prevail in any action or that any license required under any patent would be made available on commercially acceptable terms, if at all. If licenses are not available, its partners or deCODE may be required to cease marketing its products or practicing its methods.

      If expressed sequence tags, single nucleotide polymorphisms, or SNPs, or other sequence information become publicly available before deCODE applies for patent protection on a corresponding full-length or partial gene, deCODE's ability to obtain patent protection for those genes or gene sequences could be adversely affected. In addition, other parties are attempting to rapidly identify and characterize genes through the use of gene expression analysis and other technologies. If any patents are issued to other parties on these partial or full-length genes or gene products or uses for such genes or gene products, the risk increases that the sale of deCODE's or its collaborators' potential products or processes may give rise to claims of patent infringement. The amount of supportive data required for issuance of patents for human therapeutics is highly uncertain. If more data than deCODE has available is required, our ability to obtain patent protection could be delayed or otherwise adversely affected. Even with supportive data, the ability to obtain patents is uncertain in view of evolving examination guidelines, such as the utility and written description guidelines that the U.S. Patent and Trademark Office has adopted.

      While deCODE requires employees, academic collaborators and consultants to enter into confidentiality agreements, there can be no assurance that proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques, otherwise gain access to our trade secrets or disclose such technology, or that deCODE can meaningfully protect its trade secrets. If the information processed by the deCODE Combined Data Processing system is disclosed without deCODE's authorization, demand for its products and services may be adversely affected.

REGULATORY APPROVALS FOR PRODUCTS RESULTING FROM deCODE'S GENE DISCOVERY PROGRAMS MUST BE OBTAINED OR deCODE WILL NOT BE ABLE TO DERIVE REVENUES FROM THESE PRODUCTS.

      Government agencies must approve new drugs and diagnostic products in the countries in which they are to be marketed. deCODE cannot be certain that we can obtain regulatory approval for any drugs or diagnostic products resulting from its gene discovery programs. The regulatory process can take many years and require substantial resources. Because some of the products likely to result from deCODE's disease research programs involve the application of new technologies and may be based upon a new therapeutic approach, various government regulatory authorities may subject such products to substantial additional review. As a result, these authorities may grant regulatory approvals for these products more slowly than for products using more conventional technologies. Furthermore, regulatory approval may impose limitations on the use of a drug or diagnostic product.

      After initial regulatory approval, a marketed product and its manufacturer must undergo continuing review. Discovery of previously unknown problems with a product may have adverse effects on deCODE's business, financial condition and results of operations, including withdrawal of the product from the market.

EFFORTS TO REDUCE HEALTHCARE COSTS MAY REDUCE MARKET ACCEPTANCE OF deCODE'S PRODUCTS.

      deCODE's success will depend in part on the price and extent to which it will be paid for its products by government and health administration authorities, private health insurers and other third party payors. Reimbursement for newly approved healthcare products is uncertain. Third party payors, including Medicare in the United States, are increasingly challenging the prices charged for medical products and services. They are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products. deCODE cannot be certain that any third party insurance coverage will be available to patients for any products deCODE genetics, Inc. discovers or develops. If third party payors do not provide adequate coverage and reimbursement levels for deCODE's products, the market acceptance of these products may be materially reduced.

      Numerous governments have undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. If cost containment efforts limit the profits that can be derived from new drugs, deCODE's customers may reduce their research and development spending which could reduce the business they outsource to deCODE.

     deCODE'S OPERATIONS MAY BE IMPAIRED UNLESS IT CAN SUCCESSFULLY MANAGE ITS GROWTH.

      deCODE has recently experienced significant growth in the number of its employees and the scope of its operations and its facilities, and expects additional growth as a result of the MediChem acquisition. deCODE's management and operations are, and may continue to be, under significant strain due to this growth. To manage deCODE's growth, deCODE must strengthen its management team and attract and retain skilled employees. deCODE cannot be sure that it will be able to retain qualified employees. deCODE's success will also depend on its ability to improve its management information, research information and operational control systems and to expand, train and manage its workforce.

CHANGES IN OUTSOURCING TRENDS AND ECONOMIC CONDITIONS IN THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES COULD ADVERSELY AFFECT deCODE'S GROWTH

      Economic factors and industry trends that affect deCODE's primary customers, pharmaceutical and biotechnology companies, also affect deCODE's business. For example, the practice of many companies in these industries has been to outsource to organizations like deCODE to conduct genetic research, clinical research, sales and marketing projects and chemistry research and development projects. If these industries reduce their present tendency to outsource those projects, deCODE's operations, financial condition and growth rate could be materially and adversely affected. In addition, our ability to generate new business could be impaired by general economic downturns in our customers' industries.

SOME PARTS OF deCODE'S PRODUCT DEVELOPMENT SERVICES CREATE A RISK OF LIABILITY FROM CLINICAL TRIAL PARTICIPANTS AND THE PARTIES WITH WHOM IT CONTRACTS.

      deCODE, through its subsidiary Encode ehf., contracts with drug companies to perform a wide range of services to assist them in bringing new drugs to market. deCODE also contracts with physicians to serve as investigators in conducting clinical trials. deCODE's services include:

      -  supervising clinical trials;

      -  data and laboratory analysis;

      -  patient recruitment;

      - acting as investigators in conducting clinical trials; and - engaging in Phase I clinical trials.

If, in the course of these trials or activities:

      - deCODE does not perform its services to contractual or regulatory standards;

      - patients or volunteers suffer personal injury caused by or death from adverse reactions to the test drugs or otherwise;

      - there are deficiencies in the professional conduct of the investigators with whom deCODE contracts;

      - one of deCODE's laboratories inaccurately reports or fails to report lab results; or

      - deCODE's informatics products violate rights of third parties; then, deCODE would have a risk of liability from the drug companies with whom it contracts or the study participants. deCODE maintains insurance to cover ordinary risks but any insurance might not be adequate, and it would not cover the risk of a customer deciding not to do business with deCODE as a result of poor performance.

USE OF THERAPEUTIC OR DIAGNOSTIC PRODUCTS DEVELOPED AS A RESULT OF deCODE'S PROGRAMS MAY RESULT IN PRODUCT LIABILITY CLAIMS FOR WHICH deCODE HAS INADEQUATE INSURANCE.

      The users of any therapeutic or diagnostic products developed as a result of deCODE's discovery or research programs or the use of its database or medical decision-support products may bring product liability claims against deCODE. deCODE currently does not carry liability insurance to cover such claims. deCODE is not certain that its collaborators or it will be able to obtain such insurance or, if obtained, that sufficient coverage can be acquired at a reasonable cost. If deCODE cannot protect against potential liability claims, deCODE's collaborators or deCODE may find it difficult or impossible to commercialize products.

deCODE MAY BE UNABLE TO HIRE AND RETAIN THE KEY PERSONNEL UPON WHOM ITS SUCCESS DEPENDS.

      deCODE depends on the principal members of its management and scientific staff, including Dr. Kari Stefansson, Chairman, President and Chief Executive Officer, Hannes Smarason, Senior Vice President and Business Officer, and Dr. Jeffrey Gulcher, Vice President, Research and Development, among others, and, since the MediChem acquisition, key management and scientific staff of MediChem. deCODE genetics, Inc. has not entered into agreements with any of the named persons that bind them to a specific period of employment. If any of these people leaves deCODE, deCODE's ability to conduct its operations may be negatively affected. deCODE's future success also will depend in part on its ability to attract, hire and retain additional personnel. There is intense competition for such qualified personnel and deCODE cannot be certain that it will be able to continue to attract and retain such personnel. Failure to attract and retain key personnel could have a material adverse effect on deCODE.

CURRENCY FLUCTUATIONS MAY NEGATIVELY AFFECT deCODE'S FINANCIAL CONDITION.

      deCODE publishes its consolidated financial statements in U.S. dollars. Currency fluctuations can affect its financial results because a portion of its cash reserves and its operating costs are in Icelandic kronas. A fluctuation of the exchange rates of the Icelandic krona against the U.S. dollar can thus adversely affect the "buying power" of deCODE's cash reserves and revenues. Most of deCODE's long-term liabilities are U.S. dollar denominated. However, deCODE may enter into hedging transactions if it has substantial foreign currency exposure in the future. deCODE may have increased exposure as a result of investments or payments from collaborative partners.

deCODE'S CONTRACTS MAY BE TERMINABLE UPON SHORT NOTICE.

      deCODE's contracts are subject to termination for numerous reasons, any of which may be beyond its control such as a reduction or reallocation of a customer's research and development budget or a change in a customer's overall financial condition. Specifically, MediChem's contracts are generally terminable upon 10 to 90 days' notice. The loss of a large contract or multiple smaller contracts, or a significant decrease in revenue derived from a contract, could significantly reduce deCODE's profitability and require it to reallocate under-utilized physical and professional resources.


                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of shares which may be sold pursuant to this reoffer prospectus for the respective accounts of the selling stockholders. All such proceeds, net of brokerage commissions, if any, will be received by the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."

                              SELLING STOCKHOLDERS

      This reoffer prospectus relates to shares of common stock which have been acquired by the selling stockholders through their exercise of stock options granted to them under the Plan. The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are "affiliates" of deCODE. The following is a list of the selling stockholders, and the number of shares held by each such selling stockholder, as of July 19, 2002.

                                                                                           Number           Number
                                                                            Number         of Shares        of Shares
                                                                            of Shares      to be            held After
Name                             Position in the Company                    Owned(1)       Offered(2)       Offering(3)
----                             -----------------------                    ---------      ------------     -----------
Einar Kristinsson                 Informatics, Software Engineer               5,000           5,000                0
Elin Reed                         Laboratory, Research Associate               5,168           5,000              168
Ingibjorg Gardarsdottir           Purchasing, Associate                        5,750           1,000            4,750
Ingibjorg Gylfadottir             Laboratory, Research Associate               1,000           1,000                0
Hakon Hakonarson                  Laboratory, Division Head                   35,383           5,000           30,583
Juliana Gunnarsdottir             Laboratory, Research Associate               5,000           5,000                0
Kristrun Helgadottir              Genealogy, Associate                         5,000           5,000                0
Linda Zhang                       Laboratory, Research Associate               5,000           5,000                0
Olafur Olafsson                   Laboratory, Research Associate               5,000           5,000                0
Struan Grant                      Laboratory, Division Head                   20,000          20,000                0
Svanhildur Skuladottir            Laboratory, Research Associate               5,000           5,000                0
Sverrir Karlsson                  Informatics, Programmer                      5,000           5,000                0
Anna Almarsdottir                 Database, Chemist                           10,000          10,000                0
Arni Sigurjonsson                 Former Quality Control Manager              15,000          15,000                0
Asta Bjarnadottir                 Former Director of Human Resources          10,000          10,000                0
Daniel Oskarsson                  Director of Bioinformatics                  25,000          25,000                0
Ingibjorg Thorhallsdottir         Database, Associate                         15,454          15,000              454
Kristinn Magnusson                Laboratory, Research Scientist              10,000          10,000                0
Laufey Amundadottir               Laboratory, Division Head                   20,000          20,000                0
Leifur Porsteinsson               Laboratory, Research Scientist              10,000          10,000                0
Olafur Fridriksson                Former Director of Human Resources          75,000          75,000                0
Pall Gestsson                     Laboratory, Division Head                   10,000          10,000                0
Michael L. Frigge                 Directors of Statistics                     60,000          60,000                0
Ulfar Erlingsson                  Former Security Director                    15,625          15,625                0
Thorkell Andresson                Laboratory, Research Scientist              20,000          20,000                0
Rakel Palsdottir                  Genealogy, Former Employee                     750             750                0
Elin Thordardottir                Former Vice President, Operations           60,000          40,000           20,000
Conor Byrne                       Vice President, Informatics Business        55,000          15,000           40,000

_______________






      (1) Represents shares beneficially owned by the named individual, including shares that such person has the right to acquire within 60 days of the date of this reoffer prospectus. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

      (2) Does not constitute a commitment to sell any or all of the stated number of shares of common stock. The number of shares offered shall be determined from time to time by each selling stockholder at his or her sole discretion.

      (3) Each selling stockholder listed herein will own less than one percent of the outstanding shares after the offering.

                              PLAN OF DISTRIBUTION

      The selling stockholders or their pledgees, donees, transferees, or other successors in interest may sell the shares offered hereby from time to time in one or more transactions (which may include block transactions) on The Nasdaq Stock Market, Nasdaq Europe, or such other market on which our common stock may, from time to time, be traded, in privately negotiated transactions, or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both. In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

      The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                       WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is a part of a registration statement on Form S-8 which we filed with the SEC under the Securities Act. It omits some of the information set forth in the registration statement. You can find additional information about deCODE in the registration statement. Copies of the registration statement are on file at the offices of the SEC. You may obtain them by paying the prescribed fee or you may examine them without charge at the SEC's public reference facilities described below.

      We are subject to the informational requirements of the Exchange Act, and as required by the Exchange Act, we file reports, proxy statements and other information with the SEC. You may obtain copies of these materials from the SEC's Public Reference Room located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, 233 Broadway, New York, New York 10279 and 500 West Madison Street, Chicago, Illinois 60661, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. These materials and the registration statement are also available through the SEC's website (http://www.sec.gov) and our website (http://www.decode.com).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      This SEC allows us to "incorporate by reference" information into this reoffer prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The following documents, which have been filed by us with the SEC pursuant to the Exchange Act, are incorporated by reference in this registration statement as of their respective dates:

      (a) Our Annual Report on Form 10-K and 10K/A for the fiscal year ended December 31, 2001;

      (b)   Our Quarterly Report on Form 10-Q for the quarter ended March 31,
            2002;

      (c) Our Current Reports on Form 8-K filed March 21, 2002 and Form 8-K/A filed on May 30, 2002;

      (d) Our Form 8-A filed on June 26, 2000 pursuant to Section 12(g) of the Exchange Act; and

      (e) The description of our common stock contained in our final prospectus filed on July 18, 2000 pursuant to Rule 424(b) of the Securities Act.

      All documents, which we file under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to termination of the offering shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of the filing of such documents. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that the statement is modified or superseded by any other subsequently filed document which is incorporated or is deemed to be incorporated by reference herein. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished by us but not filed with the SEC pursuant to Item 9 of Form 8-K.

      This prospectus incorporates documents by reference which are not presented herein or delivered herewith. We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated into this prospectus and deemed to be a part of this prospectus, other than exhibits to the documents unless such exhibits are specifically incorporated by reference in the documents. These documents are available upon request from Edward Farmer at deCODE, Sturlugata 8, Reykjavik, Iceland. Our telephone number is +011-354-570-1900 and our website is located at www.decode.com. Information on the website is not incorporated by reference into this reoffer prospectus.


                                     PART II
               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 8.     EXHIBITS

5.1   Opinion of Smith, Stratton, Wise, Heher and Brennan, LLP

23.1  Consent of PricewaterhouseCoopers ehf., independent public accountants

23.2 Consent of Smith, Stratton, Wise, Heher and Brennan, LLP (contained in the opinion filed as Exhibit 5.1 hereto).

24.1  Power of Attorney (included on the Signature Page)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Reykjavik, Iceland, on this 19th day of July, 2002.

                                                deCODE genetics, Inc.


                                                By: /s/ Kari Stefansson
                                                   ____________________________
                                                   Kari Stefansson,
                                                   Chairman, President
                                                   and Chief Executive Officer

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kari Stefansson and Tanya Zharov, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.



/s/ Kari Stefansson           Chairman, President, Chief
____________________________  Executive Officer and Director   July 19, 2002
Kari Stefansson               (principal executive officer)


/s/ Lance Thibault            Chief Financial Officer and
____________________________  Treasurer (principal             July 19, 2002
Lance Thibault                financial officer and
                              principal accounting officer)


/s/ Jean-Francois Formela
____________________________  Director                         July 19, 2002
Jean-Francois Formela


/s/ Andre Lamotte
____________________________  Director                         July 19, 2002
Andre Lamotte


/s/ Terrance McGuire
____________________________  Director                         July 19, 2002
Terrance McGuire


/s/ Sir John Vane
____________________________  Director                         July 19, 2002
Sir John Vane

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
------            -----------
5.1           Opinion of Smith, Stratton, Wise, Heher and Brennan, LLP

23.1          Consent of PricewaterhouseCoopers ehf., independent public accountants

23.2          Consent of Smith, Stratton, Wise, Heher and Brennan, LLP (contained in the opinion filed as Exhibit 5.1 hereto).

24.1          Power of Attorney (included on the Signature Page)